FOR IMMEDIATE RELEASE
                                                               January 24, 1995

                        HEALTHSOUTH TO ACQUIRE SURGICAL
                               HEALTH CORPORATION

BIRMINGHAM,  Ala. ...  HEALTHSOUTH  Corporation  (NYSE:HRC) and Surgical  Health
Corporation, an Atlanta-based operator of outpatient surgery centers, announced today that they have signed a definitive agreement under which HEALTHSOUTH will acquire Surgical Health Corporation. HEALTHSOUTH is the nation's largest provider of rehabilitative healthcare services with more than 400 locations in 33 states, the District of Columbia and Ontario, Canada. Surgical Health Corporation, the nation's second largest independent outpatient surgery company, operates 36 outpatient surgery centers in 11 states.

         "The complementary fit of these two companies," said Richard M. Scrushy, HEALTHSOUTH's Chairman of the Board, President and Chief Executive Officer, "makes this transaction a natural. We are in many common markets and often serve the same patients, albeit at different times. Adding the outpatient surgical component to our network of rehabilitative healthcare facilities will make us more competitive in the total healthcare marketplace. In addition, we expect this transaction to be accretive to 1995 earnings per share."

         Rock A. Morphis, Chairman of the Board, President and Chief Executive Officer of Surgical Health Corporation, said, "We feel that this transaction will both benefit the stockholders of Surgical Health and enhance Surgical Health's position as a leading provider of outpatient surgery services. HEALTHSOUTH's national reputation for high-quality, cost-effective care and its relationships with payors and physicians across the country will enable Surgical Health to build on the solid foundation that it has developed.

         Under the terms of the agreement, all shares of common and preferred stock of Surgical Health will be exchanged for shares of HEALTHSOUTH common stock pursuant to an exchange ratio that will yield an aggregate value of approximately $155,000,000 to Surgical Health stockholders. The transaction, which will be a tax-free reorganization and will be accounted for as a pooling of interests, is subject to certain regulatory and governmental reviews, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act, and to approval by the stockholders of both companies. Smith Barney Inc. is acting as HEALTHSOUTH's financial advisor in this transaction and Alex Brown & Sons Incorporated is advising Surgical Health. The transaction is expected to be completed early in the second quarter of 1995.


                                    #######

For more information, contact

         at HEALTHSOUTH:                Richard  M.  Scrushy,  Chairman  of  the
                                        Board,  President  & CEO or Aaron  Beam,
                                        Jr.,  Executive  Vice President & CFO at
                                        (205) 967-7116

         at Surgical Health:            Rock A. Morphis,  Chairman of the Board,
                                        President & CEO at (404) 673-1954


                         Notice of Conference Call For
                       HEALTHSOUTH Corporation (NYSE:HRC)

You are invited to participate in a conference call with the management of HEALTHSOUTH Corporation to discuss the proposed acquisition which is described in the attached release.

The conference call will take place:

                             3:00 PM (Eastern Time)
                           Tuesday, January 24, 1995

Please call (212) 376-2011 approximately 10 minutes before the scheduled time and ask for the HEALTHSOUTH conference call.